Exhibit 99.4

Development and License Agreement
This Development and License Agreement (“Agreement”), dated and effective as of June 3, 2020 (the “Effective Date”), is by and between, on the one hand, Covidien LP, a Delaware limited partnership having a place of business at 15 Hampshire Street, Mansfield, Massachusetts 02048 (“Medtronic”), and on the other hand, Titan Medical Inc., a corporation incorporated under the Laws of the Province of Ontario, Canada with offices located at 155 University Avenue, Suite 750, Toronto, Ontario, M5H 3B7, Canada (“Titan”).
WHEREAS, Titan is developing a robotic surgical system (“Titan Single Port Surgical System”), [Redacted];
WHEREAS, Medtronic is developing a modular robotic surgical system [Redacted] (“HUGO™ Robotic Surgical System”), [Redacted];
WHEREAS, Titan desires to develop the [Redacted] with financial and certain technical assistance from Medtronic;
WHEREAS, Titan also desires to use the [Redacted];
WHEREAS, the parties wish to participate in a development project to develop the [Redacted]; and
WHEREAS, the parties desire to allocate ownership and license rights to the technology developed by, or acquired by either of them for, the [Redacted] project on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1. Definitions. For purposes of this Agreement, the following terms have the following meanings:
 1.1 “Action” has the meaning set forth in .
 1.2 “Affected Persons” has the meaning set forth in 3.6(b)(i).
 1.3 “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition and the Change of Control definition only, the term “control” means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, direct or indirect ownership of more than fifty percent (50%) of the voting securities of a Person, and “controlled by” and “under common control with” have correlative meanings.

 1.4 “Agreement” has the meaning set forth in the preamble.
 1.5 “[Redacted] Prototype Deliverables” has the meaning set forth in Section 2.1(a)(iv).
 1.6 “Amended and Restated Promissory Note” means the agreement between the parties titled Amended and Restated Promissory Note dated as of the Effective Date.
 1.7 “Bankruptcy Code” has the meaning set forth in 13.1.
 1.8 “Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York, NY or Toronto, Ontario are authorized or required by Law to be closed for business.
 1.9 “Change of Control” means with respect to a party, a change of the Person that has control, directly or indirectly, of that party. For the purpose of this definition, “control” has the meaning given to it in the definition of “Affiliate.”
 1.10 “Commercially Reasonable Efforts” means the carrying out of a party’s obligations under this Agreement with the exercise of prudent scientific and business judgment and a level of effort and resources consistent with the judgment, efforts, and resources that the party who bears the performance obligation or a comparable third party in the medical device industry would employ for products of similar strategic importance and commercial value that result from its own research efforts taking into consideration competitive market conditions in effect at the time the party’s obligations are carried out. Commercially Reasonable Efforts includes: (a) promptly assigning responsibility for development activities to specific employees who are held accountable for progress and monitoring such progress on an on-going basis; (b) setting and consistently seeking to achieve specific and meaningful objectives and timelines for carrying out such development activities; (c) consistently making and implementing decisions and allocating resources designed to advance the progress of such objectives and timelines; and (d) employing compensation systems for its employees that are no less favorable than the compensation systems the party applies with respect to its other programs with technology and/or products of similar potential.
1.11 “Confidential Information” means any Information and Materials provided or obtained pursuant to this Agreement that is treated as confidential by a party, or its Affiliates or their Representatives, whether in oral, written, electronic, or other form or media, whether or not such Information is marked, designated, or otherwise identified as “confidential,” and includes any Information that due to the nature of its subject matter or circumstances surrounding its disclosure, would reasonably be understood to be non-public, confidential, or proprietary, including, without limitation: (a) the existence, terms and conditions of this Agreement; (b) [Redacted]; (c) all Information concerning past, present, and future business affairs including finances, customer information, supplier information, products, services, organizational structure and internal practices, forecasts, sales and other financial results, records and budgets, and business, marketing, research, development, sales and other commercial strategies; (d) all Information concerning unpatented inventions, ideas, methods, discoveries, know-how, trade secrets, unpublished patent applications, invention disclosures, invention summaries, and other confidential intellectual property; (e) all designs, specifications, documentation, components, source code, object code, images, icons, audiovisual components and objects, schematics, drawings, protocols, processes, and other visual depictions, in whole or in part, of any of the foregoing; and (f) all notes, analyses, compilations, reports, forecasts, studies, samples, data, statistics, summaries, interpretations, and other materials that contain, are based on, or otherwise reflect or are derived from, any of the foregoing in whole or in part.

Confidential Information does not include Information that: (w) was already known by or in the possession of the receiving party or its Affiliates or their Representatives without restriction on use or disclosure before the receipt of such Information directly or indirectly from or on behalf of the disclosing party; (x) was or is independently developed by the receiving party without reference to or use of any of the disclosing party’s Confidential Information; (y) was or becomes generally known by the public other than as a result of any breach of this Agreement, or other wrongful act, of the receiving party or its Affiliates, or their Representatives; or (z) was or becomes available to the receiving party or its Affiliates or their Representatives received by the receiving party from a third party who was not, at the time, under an obligation to the disclosing party or its Affiliates or their Representatives or any other Person to maintain the confidentiality of such Information.
1.12 “Contract Year” means each successive twelve (12) month period during the Term, with the first Contract Year beginning on the Effective Date.
1.13 “Cure Plan” has the meaning set forth in Section 2.1(e)(ii).
1.14 “Developed Intellectual Property” means all Intellectual Property made, invented, developed, created, conceived, or reduced to practice during the Term (a) as a result of work conducted pursuant to this Agreement or (b) by a receiving party using the other party’s Confidential Information, in each case, including all rights in any patents or patent applications, copyrights, trade secrets, and other Intellectual Property rights relating thereto.
1.15 “Development Start Date” means the later of: (a) Titan’s receipt of the royalty payment from Medtronic as set out in the License Agreement, and (b) Titan’s receipt from Medtronic of all of the Materials required under Schedule A for Milestone 1.
1.16 [Redacted]
1.17 “Dispute” means any disagreement between the parties concerning or in any way arising out of or relating to this Agreement whether or not the disagreement gives rise to a right to terminate this Agreement, and includes any disagreement concerning (a) the parties’ entry into this Agreement and any terms or subject matter hereof; (b) the conduct of, or any action to be taken concerning, any aspect of this Agreement [Redacted]; or (c) any aspect of the ownership of, any rights to, or prosecution strategy or tactics for, any patents or patent applications covering, or any enforcement of or other proceeding concerning Developed Intellectual Property.
1.18 [Redacted]

1.19 “Effective Date” has the meaning set forth in the preamble.
1.20 “[Redacted] Prototype Deliverables” has the meaning set forth in Section 2.1(a)(iii).
1.21 “Evidence” means the deliverables that Titan purports are the [Redacted] Prototype Deliverables, [Redacted] Prototype Deliverables, or [Redacted] Prototype Deliverables, along with related documentation, including: (i) test-reports required pursuant to Schedule A; and (ii) all trade secret, know-how, data and other information relating to the structure, design, configuration, manufacturing, programming, integration, testing, use, and or commissioning of the relevant prototype and deliverables.
1.22 “Force Majeure” has the meaning set forth in 17.1.
1.23 “GST/HST” has the meaning set forth in Section 8.2.
1.24 “HUGO™ Robotic Surgical System” has the meaning set forth in the preamble.
1.25 “Information” means any and all ideas, concepts, data, know-how, discoveries, improvements, methods, techniques, technologies, systems, specifications, analyses, products, practices, processes, procedures, protocols, research, tests, trials, assays, controls, prototypes, formulas, descriptions, formulations, submissions, communications, skills, experience, knowledge, plans, objectives, algorithms, reports, results, conclusions, and other information and materials, irrespective of whether or not copyrightable or patentable and in any form or medium (tangible, intangible, oral, written, electronic, observational, or other) in which such Information may be communicated or subsist. Without limiting the foregoing sentence, Information includes any technological, scientific, business, legal, patent, organizational, commercial, operational, or financial materials or information.
1.26 “Intellectual Property” means all patentable and unpatentable inventions, works of authorship or expression, including computer programs, data collections and databases, and trade secrets, Confidential Information, and other Information.
1.27 [Redacted]
1.28 [Redacted]
1.29 “Joint Developed Intellectual Property” has the meaning set forth in 3.2(b).
1.30 “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any federal, state, local, or foreign government or political subdivision thereof, or any arbitrator, court, or tribunal of competent jurisdiction.
1.31 “Legal Expenses” has the meaning set forth in 2.1(g).

1.32 “License Agreement” means the agreement between the parties entitled License Agreement dated as of the Effective Date of this Agreement.
1.33 “Losses” means all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.
1.34 “Materials” means devices, equipment, or other research materials owned or controlled by a party [Redacted] reasonably necessary for Medtronic and/or Titan to perform its obligations under this Agreement.
1.35 “Medtronic” has the meaning set forth in the preamble.
1.36 “Milestone 1,” “Milestone 2,” “Milestone 3,” and “Milestone 4” (each, a “Milestone” and collectively, the “Milestones”) shall have the meanings set forth in Sections 2.1(a)(i)-2.1(a)(iv), respectively.
1.37 “Milestone Deficiency Notice” has the meaning set forth in Section 2.1(d).
1.38 “[Redacted] Single Port Surgery” means robotic assisted surgery performed through a single incision or natural orifice, [Redacted].
1.39 “Notice of Dispute” has the meaning set forth in 16.1.
1.40 “Participant Invention” has the meaning set forth in 2.3(a)(i).
1.41 “Participating Individual” has the meaning set forth in 2.3(a).
1.42 “Payment 1,” “Payment 2,” and “Payment 3” (each a “Payment”, and collectively the “Payments”) shall have the meanings set forth in Section 2.1(g)(i)-2.1(g)(iii), respectively.
1.43 “Person” means an individual, corporation, partnership, joint venture, limited liability entity, governmental authority, unincorporated organization, trust, association, or other entity.
1.44 [Redacted]
1.45 [Redacted]
1.46 “Regulatory Approval” means any and all approvals or clearances (including any applicable supplements, amendments, pre- and post-approvals, governmental price and reimbursement approvals and approvals of applications for regulatory exclusivity), clearances, licenses, registrations, or authorizations of any Regulatory Authority necessary for any development, manufacture, or commercialization of the [Redacted].

1.47 “Regulatory Authority” means any governmental regulatory authority, agency, or entity involved in granting Regulatory Approval of, or otherwise regulating any aspect of the conduct, development, manufacture, market approval, sale, distribution, packaging, or use of the [Redacted], including the FDA and the Competent Body or Notified Body.
1.48 “Representative” means a party’s and its Affiliates’ employees, officers, directors, consultants, and legal, technical, and business advisors.
1.49 “Services” has the meaning set forth in 2.1(g).
1.50 “Steering Committee” has the meaning set forth in 2.2(a).
1.51 “[Redacted] Prototype Deliverables” has the meaning set forth in Section 2.1(a)(i).
1.52 “Term” has the meaning set forth in 14.1.
1.53 [Redacted]
1.54 “[Redacted] Project Plan” means the essential elements of the [Redacted] project as set out in Schedule A, including details concerning the scope of work, protocols, specifications, schedule of activities, timeline and milestones, and other [Redacted] project requirements.
1.55 “Titan” has the meaning set forth in the preamble.
1.56 “Titan Single Port Surgical System” has the meaning set forth in the preamble.
1.57 [Redacted]
1.58 [Redacted]
2. [Redacted] Project.
2.1 [Redacted] Project Activities. The parties have entered into this Agreement to develop the [Redacted] product as set forth in this Agreement.
(a) The parties shall work together to develop the [Redacted] product in accordance with the [Redacted] Project Plan set out in Schedule A, including the following milestones in the indicated order. Medtronic is entitled to perform [Redacted] due diligence, [Redacted].
 (i) “Milestone 1” shall be reached when Titan completes the first deliverables required in Schedule A, each of which meets every corresponding requirement set out in Schedule A (“[Redacted] Prototype Deliverables”). Titan shall deliver to Medtronic the [Redacted] Prototype Deliverables, and any related documentation and testing results, no later than four (4) months from the Development Start Date.

 (ii) “Milestone 2” shall be reached when Titan successfully raises at least $18M of capital between the Effective Date and four (4) months from the Development Start Date, and provides sufficient documentation of the same to Medtronic.
 (iii) “Milestone 3” shall be reached when Titan completes the second deliverables required in Schedule A, each of which meets every corresponding requirement set out in Schedule A (“[Redacted] Prototype Deliverables”). Titan shall deliver to Medtronic the [Redacted] Prototype Deliverables, and any related documentation and testing results, no later than six (6) months from the later of (a) receipt by Titan of Payment 1, (b) receipt by Titan from Medtronic of all Materials required under Schedule A for Milestone 3, and (c) receipt by Titan from Medtronic of [Redacted].
(iv) “Milestone 4” shall be reached when Titan completes all of the following: (A) Titan completes third deliverables required in Schedule A, each of which meets every corresponding requirement set out in Schedule A (“[Redacted] Prototype Deliverables”); and (B) Titan completes the technology transfer listed in Schedule B. Titan shall deliver to Medtronic the [Redacted] Prototype Deliverables, and any related documentation and testing results, no later than four (4) months from the later of (a) receipt by Titan of Payment 2, (b) receipt by Titan from Medtronic of all Materials required under Schedule A for Milestone 4, and (c) receipt by Titan from Medtronic of [Redacted].
(b) Titan shall deliver to Medtronic the Evidence that purports to meet Milestone 1, 3, or 4. All Evidence provided by Titan to Medtronic that is owned by, and the property and Confidential Information of, Titan, shall remain wholly owned by, and the property and Confidential Information of, Titan, subject to any subsequent license granted in such portions of the Evidence pursuant to Section 4.2.
(c) Medtronic shall have five (5) Business Days from receipt of Titan’s delivery of Evidence to evaluate such Evidence and deliver a written notice to Titan confirming that the respective requirements for the Milestone are satisfied, or deliver a valid Milestone Deficiency Notice and return any physical prototypes.
(d) A valid “Milestone Deficiency Notice” must contain:
 (i) a statement that Medtronic is of the opinion there are one or more Deficiencies, and
 (ii) a detailed explanation (with any supporting evidence) of all such Deficiencies, as follows: [Redacted].
(e) Within ten (10) Business Days from receipt of both a valid Milestone Deficiency Notice and the returned physical prototypes (if applicable), Titan shall:

 (i) resolve each of the Deficiencies identified in the Milestone Deficiency Notice and submit new corresponding Evidence under Section 2.1(b); or
 (ii) deliver a proposal (a “Cure Plan”) to Medtronic, describing the means and schedule by which Titan intends to resolve the Deficiencies, including a timeline for submission of new Evidence under Section 2.1(b).
(f) Within five (5) Business Days of receipt of the Cure Plan, Medtronic may either approve the Cure Plan with any modifications and variations or reject the Cure Plan.
(g) Medtronic shall, within ten (10) Business Days of receipt of Evidence pursuant to Section 2.1(b), for which there is no Deficiency that resulted in delivery of a valid Milestone Deficiency Notice pursuant to Section 2.1(c), pay Titan as follows:
 (i) ten million US dollars (US$10,000,000) corresponding to Milestone 1 (“Payment 1”);
 (ii) ten million US dollars (US$10,000,000) corresponding to Milestone 3 (“Payment 2”); and
 (iii) ten million US dollars (US$10,000,000), plus reimbursement for all Legal Expenses and Transaction Expenses (as that term is defined in the Amended and Restated Promissory Note) that were added to the Principal Amount (as that term is defined in the Amended and Restated Promissory Note) up to a cumulative maximum of one million US dollars (US$1,000,000), corresponding to Milestone 4 (“Payment 3”).
Each of the Payments represents a royalty payment for the grant of any new Developed Intellectual Property licensed by Titan to Medtronic pursuant to Section 4.2. [Redacted].
(h) Each party shall use Commercially Reasonable Efforts to:
 (i) perform its responsibilities in accordance with this Agreement and the [Redacted] Project Plan and perform all [Redacted] Project Plan requirements; and
 (ii) co-operate with and provide reasonable support to the other party in connection with the other party’s performance of its obligations under this Agreement including the [Redacted] Project Plan.
(i) Except as otherwise provided herein, during the Term each of the parties shall work exclusively together to develop the [Redacted] product.
(j) Within fifteen (15) Business Days after the end of each quarter of the Contract Year, or on a more frequent schedule set by the Steering Committee, Titan shall provide Medtronic and the Steering Committee a reasonably detailed written report describing the then-current status of all activities for which Titan was allocated responsibility under the [Redacted] Project Plan.

2.2 Steering Committee.
(a) The parties shall, within ten (10) Business Days after the Effective Date, establish a joint steering committee and conduct a first meeting for the [Redacted] project that shall include an equal number of representatives of each party designated by that party who have expertise and authority to address the [Redacted] project’s research and development, clinical, regulatory, and Intellectual Property matters (“Steering Committee”). In accordance with the provisions and objectives of this Agreement and the [Redacted] Project Plan, the Steering Committee shall:
 (i) determine the development strategy for the [Redacted] product;
 (ii) oversee, coordinate, and approve, the parties’ activities on the [Redacted] project, including (A) ensuring adequate documentation is prepared by Titan to accompany each prototype; (B) mitigating against [Redacted] project activities or prototypes violating third party Intellectual Property rights; (C) ensuring [Redacted] project activities comply with Titan’s quality management protocols; (D) ensuring know-how is transferred by Titan to Medtronic on a regular mutually agreed upon basis; and (E) using Commercially Reasonable Efforts to obtain useful and necessary documents and/or signatures from Titan consultants;
 (iii) ensure communication between the parties concerning the status and results of the [Redacted] project;
 (iv) exercise decision-making authority over all [Redacted] project activities and make all such decisions and take all such other actions as are delegated to it in this Agreement;
 (v) review and approve updates or amendments to the [Redacted] Project Plan as the Steering Committee determines is appropriate for the parties to achieve the [Redacted] project objectives; and
 (vi) perform such other functions as are appropriate to further the purposes of this Agreement as mutually determined by the parties.
(b) The Steering Committee shall meet as needed but not less than once each month during the Term. Steering Committee meetings shall be held at times and places or in such form, such as by telephone or video conference, as the Steering Committee determines. Any Steering Committee member may designate a substitute of equivalent experience and seniority to attend and perform the functions of that Steering Committee member, including voting rights, at any Steering Committee meeting.

(c) Subject to 2.3(a), each party may invite additional Representatives to attend Steering Committee meetings as observers or to make presentations, in each case without any voting authority, on written notice to the other party at least five (5) Business Days before the Steering Committee meeting that the Representative will attend.
(d)  The Steering Committee shall appoint one of the Steering Committee members to act as the initial Steering Committee chairperson during the first Contract Year. At the end of each Contract Year during the Term, the Steering Committee shall appoint the chairperson for the next Contract Year.
(e) The Steering Committee chairperson shall be responsible for:
 (i) calling and presiding over each Steering Committee during his or her tenure as chairperson;
(ii) preparing and circulating the agenda for each such meeting; and
 (iii) arranging for draft minutes of each such meeting to be prepared and provided to each Steering Committee member within five (5) Business Days after each such meeting for approval, which shall be deemed to have been given unless the Steering Committee member objects within five (5) Business Days after receipt of the draft minutes.
(f) Each Steering Committee member shall have one vote in any matter requiring the Steering Committee’s action or approval. All Steering Committee decisions shall be by majority vote and no Steering Committee vote may be taken unless all of the Steering Committee members are present, either in person, by telephone, or by video conference. The Steering Committee shall make all decisions and take other actions in good faith and with due care, after consideration of the information that is reasonably available to it, with the intention that the resulting decision or action shall:
 (i) not breach or conflict with any requirements or other provisions of this Agreement; and
 (ii) maintain or increase the likelihood that the parties will achieve the purposes and goals of the [Redacted] project, provided that, the Steering Committee is expressly prohibited from taking into account any interests of a party, or of any members of the Steering Committee, other than their respective interests in achieving the purposes and goals of the [Redacted] project.
(g) The Steering Committee has only the powers specifically delegated to it by this Agreement and has no authority to act on behalf of any party in connection with any third party. Without limiting the foregoing, the Steering Committee has no authority to, and shall not purport to or attempt to:
(i) negotiate agreements on behalf of any party;

(ii) make representations or warranties on behalf of any party;
(iii) waive rights of any party;
(iv) extend credit on behalf of any party; or
(v) take or grant licenses of, transfer ownership, or otherwise encumber Intellectual Property on behalf of any party.
 (h) The Steering Committee shall keep each party fully informed of the status of the [Redacted] project.
 (i) Each party shall bear all expenses of its respective Steering Committee members related to their participation on the Steering Committee and attendance at Steering Committee meetings.
2.3 Conduct of the [Redacted] Project.
(a) Each Representative of a party who works on the [Redacted] project, attends any meeting concerning the [Redacted] project, including any Steering Committee meeting, or is given access to any of the other party’s Confidential Information (a “Participating Individual”), shall be bound by a written agreement requiring such Participating Individual to:
 (i) follow that party’s policies and procedures for reporting any inventions, discoveries, or other Intellectual Property or Information invented, conceived, developed, derived, discovered, generated, identified, or otherwise made by the Participating Individual in the course of his retention by the party that relates to the [Redacted] project (each a “Participant Invention”);
 (ii) assign to the party all of their right, title, and interest in and to the Participant Inventions, including all Intellectual Property rights relating thereto;
 (iii) cooperate in the preparation, filing, prosecution, maintenance, defense, and enforcement of any patent or other rights in any Participant Invention;
 (iv) perform all acts and sign, execute, acknowledge, and deliver any and all papers, documents, and instruments required to fulfill the obligations and purposes of that agreement; and
 (v) be bound by obligations of confidentiality and non-use no less restrictive than those set out in this Agreement.
It is understood and agreed that any agreement required by this Section 2.3 does not need to be specific to this Agreement as long as the agreement provides for the binding obligations of the Participating Individuals consistent with this Section 2.3.

 (b) All day-to-day decisions concerning matters and functions allocated or delegated to a party pursuant to the [Redacted] Project Plan, unless expressly reserved in this Agreement for determination or approval by the Steering Committee, shall be deemed to be within the decision-making authority of that party; provided that all such decisions shall be consistent with the [Redacted] project, the scope of the allocation or delegation to that party under the [Redacted] Project Plan, and the terms and conditions of this Agreement.
2.4 Information and Material Exchange.
 (a) During the Term, each party shall provide to the other party reasonable access to its Representatives, facilities, books, and records, and such other Information that the providing party believes to be necessary or useful (i) to support the other party’s efforts to conduct its [Redacted] Project Plan activities or (ii) for the other party to exercise its rights or meet its obligations under this Agreement, and any other Information the other party reasonably requests for any of the purposes set forth in this Section 2.4. These required disclosures include all disclosures required by 3.1(a) and any design, development, manufacturing, clinical, pre-clinical, or non-clinical testing, quality, and regulatory approval and compliance Information described in the preceding sentence.
 (b) Within forty (40) Business Days after the Effective Date, each party shall provide to the other party such patent information as the other party reasonably requests to support its efforts to conduct its activities pursuant to this Agreement.
 (c) Each party may use Information relating to the [Redacted] project, including all clinical, pre-clinical, and non-clinical tests, studies, data, and reports conducted as part of or concerning the [Redacted] project, for all purposes permitted by this Agreement. The Steering Committee shall ensure that all data, database information, and reports of or concerning the [Redacted] project is available to both parties, during and after the Term of this Agreement.
 (d) Neither party is required to provide to the other party, or any other Person, any Information or Materials that are not required or useful for the other party to perform its obligations or exercise its rights or licenses under this Agreement.
 (e) At the reasonable request of a party, the other party shall provide to the requesting party, at no charge, Materials for use by the requesting party to perform its obligations under the [Redacted] Project Plan.
 (f) Neither party may use the other party’s Information or Materials for any purpose other than solely to exercise its rights under this Agreement or perform its obligations under the [Redacted] Project Plan in compliance with all applicable Laws. Neither party may sell, transfer, disclose, or otherwise provide access to the providing party’s Information or Materials, without the prior express written consent of the providing party. Notwithstanding the foregoing or any other provision of this Agreement, the receiving party may allow access, on a need-to-know basis, to the providing party’s Information and Materials by the receiving party’s Representatives pursuant to this Section 2.4, provided that the Representatives are made aware of and agree to be bound by the restrictions on the Information’s and Materials’ use consistent with this Agreement.

 (g) Except for such Information and/or Materials under which the receiving party continues to have a license under this Agreement, at the request of the providing party, or otherwise on expiration or termination of this Agreement, the receiving party shall, as directed by the providing party (i) return to the providing party all of the providing party’s Information and any remaining quantities of the Materials provided to the receiving party by the providing party, or (ii) otherwise dispose of or destroy such Information and Materials.
 (h) Any Materials provided to a receiving party are provided “as is” without any warranties, express or implied. The receiving party shall use the providing party’s Materials with caution and prudence.
 (i) As between the parties, all right, title, and interest in and to any Information or Materials a providing party provides to the receiving party, including any replication, copy, derivative, or progeny thereof, including all Intellectual Property rights relating to any of the foregoing, shall be, and remain, vested in the providing party unless otherwise provided in this Agreement.
 (j) Medtronic shall not require Titan, and notwithstanding anything in this Agreement, Titan has no obligation, to include any of Medtronic’s Intellectual Property (other than Joint Developed Intellectual Property) in the [Redacted] Prototype Deliverables, [Redacted] Prototype Deliverables, or [Redacted] Prototype Deliverables.
2.5 Regulatory Affairs.
 (a) Medtronic shall have primary responsibility for interacting with any Regulatory Authority concerning any regulatory matter relating to the [Redacted] and Titan shall have responsibility for interacting with any Regulatory Authority concerning any regulatory matter relating to the [Redacted].
 (b) Medtronic shall, to the extent permitted by the Regulatory Authority, file any application for Regulatory Approval of the [Redacted] in its name and Titan shall, to the extent permitted by the Regulatory Authority, file any application for Regulatory Approval of the [Redacted] in its name.
 (c) Medtronic and Titan shall:
  (i) own and hold all Regulatory Approvals issued by any Regulatory Authority relating to the [Redacted], in Medtronic’s case, and the [Redacted], in Titan’s case, and maintain control over the manufacturing facilities and equipment to the extent required by the Regulatory Authority; and

  (ii) cover its own direct costs, fees, and expenses in connection with any Regulatory Approval application for the [Redacted], in Medtronic’s case, and the [Redacted], in Titan’s case.
(d) [Redacted]
(e) [Redacted]
3. Developed Intellectual Property.
3.1 Invention Disclosure and Record-Keeping.
 (a) Each party shall disclose to the other party all Developed Intellectual Property, including copies of all invention disclosures and other similar documents created in the ordinary course of its business that disclose any conception or reduction to practice constituting Developed Intellectual Property. A party shall make all such disclosures to the other party at least twenty (20) Business Days before any public disclosure of such Intellectual Property or any required submission to government agencies in compliance with the requirements of government supported research.
 (b) Each party shall endeavor to maintain contemporaneous, complete, and accurate written records of its Representatives’ activities concerning Developed Intellectual Property that provide proof of the conception date and reduction to practice date of any Developed Intellectual Property for which the party’s Representative claims inventorship status.
3.2 Ownership of Developed Intellectual Property.
 (a) As between the parties, each party shall solely own and retain, to the exclusion of the other party, all right, title, and interest in and to Developed Intellectual Property invented, created, or otherwise originated solely by its, or any of its Affiliates’, Representatives by or on behalf of that party to which none of the Representatives of the other party contributed. The inventorship, creation, and other origination of the relevant Developed Intellectual Property and the initial rights of ownership shall be determined by U.S. patent and other applicable U.S. intellectual property Laws, as the case may be, regardless of the jurisdiction where the Developed Intellectual Property was invented, conceived, discovered, created, made, developed, reduced to practice, or otherwise perfected or exists.
 (b) Regardless of inventorship, as between the parties, Medtronic shall own all right, title, and interest in and to Developed Intellectual Property invented, created, or otherwise originated jointly by both parties’, and/or jointly by at least one respective Affiliates’ or Representatives of each of the parties (the “Joint Developed Intellectual Property”). The inventorship, creation, and other origination of the relevant Joint Developed Intellectual Property and the initial rights of ownership shall be determined by U.S. patent and other applicable U.S. intellectual property Laws, as the case may be, regardless of the jurisdiction where the Joint Developed Intellectual Property was invented, conceived, discovered, created, made, developed, reduced to practice, or otherwise perfected or exists. Titan hereby assigns and transfers to Medtronic, on behalf of itself and its Affiliates and their Representatives, without a requirement of additional consideration, all of Titan’s right, title, and interest in and to the Joint Developed Intellectual Property. Upon assignment and transfer, all Joint Developed Intellectual Property shall be a subset of the Developed Intellectual Property owned solely by Medtronic.

 (c) Except as otherwise expressly provided in this Agreement, under no circumstances shall a party, as a result of this Agreement, obtain any ownership interest or other right, title, or interest in or to any other Intellectual Property or Confidential Information of the other party, whether by implication, estoppel, or otherwise, including any items controlled or developed by the other party, or delivered by the other party, at any time pursuant to this Agreement. [Redacted].
For purposes of this subsection only, “controlled” means, with respect to any Intellectual Property or Confidential Information, the possession of (whether by ownership or license, other than pursuant to this Agreement) or the ability of a party and/or its Affiliates to grant the other party access, a license, or a sublicense to Intellectual Property or Confidential Information on the terms and conditions set forth in this Agreement without requiring a third party’s consent, or violating the terms of any agreement or other arrangement with or obligation to a third party existing at the time such party and/or its Affiliates would be required under this Agreement to grant the other party such access, license, or sublicense.
3.3 Developed Intellectual Property Cross-Licenses.
 (a) Subject to the terms and conditions of this Agreement, Medtronic, on behalf of itself and its Affiliates, hereby grants to Titan and its Affiliates, and their business partners, suppliers, vendors, consultants, contractors, contract manufacturers, customers, and the like, during the Term a worldwide, fully paid up, non-exclusive, royalty-free, non-transferable except as permitted under 17.10 and non-sublicensable license under the Developed Intellectual Property solely owned by Medtronic to conduct the [Redacted] project activities as reasonably necessary or useful for Titan to exercise its rights and perform its obligations under this Agreement.
 (b) Subject to the terms and conditions of this Agreement, Titan, on behalf of itself and its Affiliates, hereby grants to Medtronic and its Affiliates, and their business partners, suppliers, vendors, consultants, contractors, contract manufacturers, customers, and the like, during the Term a worldwide, fully paid up, non-exclusive, royalty-free, non-transferable except as permitted under 17.10 and non-sublicensable license under the Developed Intellectual Property solely owned by Titan to conduct the [Redacted] project activities as reasonably necessary or useful for Medtronic to exercise its rights and perform its obligations under this Agreement.
 (c) No party shall have any right to make, use, offer for sale, sell, or import any product that would infringe any claim of any Developed Intellectual Property patent solely owned by the other party other than for the limited activities and purposes permitted by this Section 3.3, unless such rights are separately licensed under this Agreement.

3.4 Developed Intellectual Property Ownership Disputes. Disputes concerning the inventorship or ownership of, or any rights to, Developed Intellectual Property shall be referred to the Steering Committee for further review and resolution.
3.5 Patent Application Filing and Prosecution.
[Redacted]
3.6 Enforcement of Developed Intellectual Property.
 (a) If either party becomes aware of any (x) alleged infringement, anywhere in the world, of any patent that is Developed Intellectual Property or (y) declaratory judgment action by a third party alleging such third party’s non-infringement of any patent that is Developed Intellectual Property, such party shall promptly provide written notice to the other party. Medtronic shall determine the parties’ response and course of action, including the commencement of any suit or other proceeding to enjoin, prohibit, or otherwise secure the cessation of such infringement. [Redacted].
4. Perpetual Licenses.
4.1 Medtronic, on behalf of itself and its Affiliates, hereby grants to Titan and its Affiliates a worldwide, perpetual, non-exclusive, royalty-free, fully paid up, non-transferable except as permitted under 17.10, license under the Joint Developed Intellectual Property to develop, make, use, offer for sale, sell, import, export, and sell [Redacted] and their component parts thereof, including any replacement, reposable, and disposable components, and any accessories for any of the foregoing, for use solely with robotic surgical systems for [Redacted] Single Port Surgery [Redacted], and to sublicense such rights to business partners, distributors, suppliers, vendors, consultants, contractors, contract manufacturers and the like.
4.2 As of the date of each Payment, and subject to the terms and conditions of this Agreement, Titan, on behalf of itself and its Affiliates, hereby grants to Medtronic and its Affiliates a worldwide, perpetual, exclusive, fully paid up, sublicensable (through one or more tiers), transferable license under the Developed Intellectual Property owned solely by Titan that was developed for the Milestone corresponding to the Payment, to make, have made, use, sell, offer for sale, import, and export any surgical systems or other products. Notwithstanding the foregoing, Titan retains the right to use the Developed Intellectual Property owned solely by Titan to develop, make, use, offer for sale, and sell [Redacted] and their component parts thereof, including any replacement, reposable, and disposable components, and any accessories for any of the foregoing, for use solely with robotic surgical systems for [Redacted] Single Port Surgery [Redacted], and to sublicense such rights to business partners, distributors, suppliers, vendors, consultants, contractors, contract manufacturers and the like.

 (a) Within ten (10) Business Days after each Payment, the Steering Committee shall oversee preparation of, or an updated version of, Schedule C listing any patents and applications that comprise the Developed Intellectual Property that has been licensed between the parties pursuant to this Section 4.2, which Schedule C and any update thereto is automatically a part of this Agreement.
 (b) Schedule C is to assist the parties, and failure to prepare or update Schedule C shall not narrow the scope of the license granted in this Section 4.2.
4.3 As of the date of each Payment, and subject to the terms and conditions of this Agreement, Titan, on behalf of itself and its Affiliates, hereby grants to Medtronic and its Affiliates a worldwide, perpetual, non-exclusive, fully paid up, sublicensable (through one or more tiers), transferable license under any Intellectual Property owned by Titan or licensed by Titan for which it can grant a sublicense at no cost or expense to Titan, that is not already licensed by Titan to Medtronic and its Affiliates, solely for the purposes of Medtronic and its Affiliates, and its or their customers, end-users, or agents, making, having made, using, offering to sell, selling, importing, or exporting the technology developed by Titan corresponding to the Payment in each case, namely, the [Redacted] Prototype Deliverables, only to the extent permitted in this Agreement.
5. Confidentiality.
5.1 Confidentiality Obligations. Each party (the “Receiving Party”) acknowledges that in connection with this Agreement it will gain access to Confidential Information of the other party (the “Disclosing Party”). As a condition to being provided with Confidential Information, the Receiving Party shall, during the Term and for five (5) years thereafter:
 (a) not use the Disclosing Party’s Confidential Information other than as necessary to perform its obligations under this Agreement; and
 (b) maintain the Disclosing Party’s Confidential Information in confidence and, subject to the exceptions below, not disclose the Disclosing Party’s Confidential Information without the Disclosing Party’s prior written consent, provided, however, the Receiving Party may disclose the Confidential Information to its Representatives who:
 (i) have a need to know the Confidential Information for purposes of the Receiving Party’s performance, or exercise of its rights concerning the Confidential Information, under this Agreement;
(ii) have been apprised of this restriction; and
 (iii) are themselves bound by written nondisclosure agreements at least as restrictive as those set forth in this Section 5, provided further that the Receiving Party shall be responsible for ensuring its Representatives’ compliance with, and shall be liable for any breach by its Representatives of, this Section 5.

The Receiving Party shall use reasonable care, at least as protective as the efforts it uses for its own confidential information, to safeguard the Disclosing Party’s Confidential Information from use or disclosure other than as permitted hereby.
5.2 Exceptions.
 (a) Each party may disclose (i) this Agreement in connection with a contemplated transaction described in Section 17.10, subject to the disclosing party providing notice to the other party to this Agreement that a disclosure is being made under this Section 5.2(a), which notice shall be deemed to be Confidential Information of the disclosing party; and (ii) a redacted version of this Agreement in compliance with the party’s obligations under applicable securities Laws and stock exchange rules, subject to the other party’s timely review and consent, which consent is not to be unreasonably withheld or delayed.
 (b) If the Receiving Party becomes legally compelled to disclose any Confidential Information, the Receiving Party shall:
  (i) provide prompt written notice to the Disclosing Party so that the Disclosing Party may seek a protective order or other appropriate remedy; and
(ii) disclose only the portion of Confidential Information that it is legally required to furnish.
If a protective order or other remedy is not obtained, the Receiving Party shall, at the Disclosing Party’s expense, use reasonable efforts to obtain assurance that confidential treatment will be afforded the Confidential Information.
6. Publication.
6.1 Publication Approval. The Steering Committee shall determine the strategy for, and coordinate the publication and presentation of, any results or other data generated by the [Redacted] project pursuant to this Agreement. A party shall not publish any Information concerning any aspect of the [Redacted] project without the approval of the Steering Committee.
6.2 Attribution. The publishing party shall ensure that any manuscript or presentation incorporating any Information concerning any aspect of the [Redacted] project includes recognition of the contributions of the non-publishing party according to standard practice for assigning scientific credit, either through authorship or acknowledgement, as may be appropriate.
7. Mutual Representations and Warranties. Each party represents and warrants to the other party that:
(a) as of the Effective Date, it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the Laws and regulations of its jurisdiction of incorporation, organization, or chartering;

(b) as of the Effective Date (i) it has the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder, and (ii) the execution of this Agreement by a Representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of the party;
(c) as of the Effective Date, when executed and delivered by the party, this Agreement shall constitute the legal, valid, and binding obligation of that party, enforceable against that party in accordance with its terms; and
(d) as of the Effective Date, it is under no obligation to any third party that would interfere with its representations, warranties, or obligations under this Agreement.
8. Taxes.
8.1 Each party is responsible for its own taxes in connection with this Agreement. The parties shall negotiate in good faith to allocate each payment made under this Agreement to a particular class of income, in the event that any payment to be made under this Agreement is not classified for tax purposes as being a payment for the use of, or the right to use any patent or any information concerning industrial, commercial or scientific experience. If a party is required to withhold or deduct taxes, the party shall remit such taxes in the prescribed manner and within the prescribed due date to the applicable governmental taxing authority, and the party shall provide proof of such tax remittance to the other party. To the extent amounts are so withheld or deducted, such amounts shall be treated for all purposes under this Agreement as having been paid to the other party. If a party anticipates that any payment under this Agreement will be subject to any withholding or deduction for taxes, then the party shall: (i) provide the other party with ten (10) Business Days written notice of such withholding taxes prior to such payment, and (ii) both parties shall use commercially reasonable efforts, including the execution and filing of tax information forms, to reduce or eliminate any such withholding tax.
8.2 Medtronic confirms that it is (i) not a resident of Canada as that term is interpreted for purposes of Part IX of the Excise Tax Act (Canada), and (ii) it is not, and at the time of payment of the fee specified under section 3.1 it will not be, registered for purposes of Part IX of the Excise Tax Act (Canada) (the “GST/HST”) and for purposes of the Act Respecting the Quebec Sales Tax. Should Medtronic ever register in the future for the Excise Tax Act (Canada) or Act Respecting Quebec Sales Tax Act, then Medtronic will immediately notify Titan, and Titan shall thereafter charge the appropriate GST/HST or Quebec sales tax which is in addition to any amount that Medtronic is required to provide Titan under this Agreement. If Canadian (including a province of Canada) sales tax legislation changes in the future, with the result that Titan would be required to commence to charge a Canadian (including a province of Canada) sales tax on the payments being earned by Titan under the Agreement, then: A) Titan shall notify Medtronic of such change in Canadian (including a province of Canada) sales tax legislation; B) the parties shall negotiate in good faith and each party shall act reasonably to implement any revisions to the Agreement that would mitigate or eliminate such Canadian (including a province of Canada) sales tax; and C) as necessary, Titan shall charge the Canadian (including a province of Canada) sales tax.

8.3 [Redacted]
8.4 [Redacted]
8.5 [Redacted]
9. Warranty Disclaimer. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS AGREEMENT, EACH PARTY DISCLAIMS ALL WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, INCLUDING WITHOUT LIMITATION ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, SAFETY, ABSENCE OF ERRORS, ACCURACY, COMPLETENESS OF RESULTS, THE PROSPECTS OR LIKELIHOOD OF SUCCESS (FINANCIAL, REGULATORY, OR OTHERWISE) OF THE [REDACTED] PROJECT OR THE [REDACTED] OR THE VALIDITY, SCOPE, OR NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY.
10. Indemnification.
10.1 Indemnification Obligations. Each party shall indemnify, defend, and hold harmless the other party and its officers, directors, employees, agents, successors, and assigns against all Losses arising out of or resulting from any third-party claim, suit, action, or proceeding related to or arising out of or resulting from the party’s breach of any representation, warranty, covenant, or obligation under this Agreement (each an “Action”).
10.2 Indemnification Procedure. The indemnitee shall promptly notify indemnitor in writing of any Action and cooperate with the indemnitee at the indemnitor’s sole cost and expense. Subject to 3.6, the indemnitor shall immediately take control of the defense and investigation of the Action and shall employ counsel of its choice to handle and defend the Action, at the indemnitor’s sole cost and expense. The indemnitee’s failure to perform any obligations under this shall not relieve the indemnitor of its obligation under this 10.2 except to the extent that the indemnitor can demonstrate that it has been materially prejudiced as a result of the failure. The indemnitee may participate in and observe the proceedings at its own cost and expense with counsel of its own choosing.
11. Insurance. During the Term and for a period of three (3) years after the Term, each party shall, at its sole cost and expense, obtain and maintain commercial general liability insurance in commercially reasonable amounts; provided that such amounts shall not be less than three million US Dollars (US$3,000,000), that provide all liability coverage, including, but not limited to, personal injury, physical injury, or property damage arising out of the development, manufacture, use, and sale of the [Redacted] product and contractual liability coverage for its indemnification under this Agreement. On request by the other party, each party shall provide the other party with written evidence of the insurance.

Throughout the Term and for a period of three (3) years after the Term, each party shall, at its sole cost and expense, obtain, pay for, and maintain in full force and effect commercial general liability and professional liability (“Errors and Omissions”) insurance in commercially reasonable and appropriate amounts that (a) provides product liability coverage concerning the [Redacted] product and contractual liability coverage for the party’s defense and indemnification obligations under this Agreement, and (b) in any event, provide commercial general liability limits of not less than three million US dollars (US$3,000,000) and professional liability insurance limits of not less than three million US dollars (US$3,000,000), in each case as an annual aggregate for all claims each policy year. To the extent any insurance coverage required under this is purchased on a “claims-made” basis, such insurance shall cover all prior acts of the party during the Term, and be continuously maintained until at least five (5) years beyond the expiration or termination of the Term, or the party shall purchase “tail” coverage, effective upon termination of any such policy or upon termination or expiration of the Term, to provide coverage for at least five (5) years from the occurrence of either such event. Upon request by a party, the other party shall provide the party with certificates of insurance or other reasonable written evidence of all coverages described in this Section 11.
12. Exclusion of Consequential and Other Indirect Damages. TO THE FULLEST EXTENT PERMITTED BY LAW, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON AS A RESULT OF THEIR RIGHTS, OBLIGATIONS, PERFORMANCE, OR NON-PERFORMANCE OF THIS AGREEMENT FOR ANY INJURY TO OR LOSS OF GOODWILL, REPUTATION, BUSINESS, PRODUCTION, REVENUES, PROFITS, ANTICIPATED PROFITS, CONTRACTS, OR OPPORTUNITIES (REGARDLESS OF HOW THESE ARE CLASSIFIED AS DAMAGES), OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, PUNITIVE, OR ENHANCED DAMAGES WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, PRODUCT LIABILITY, OR OTHERWISE (INCLUDING THE ENTRY INTO, PERFORMANCE, OR BREACH OF THIS AGREEMENT), REGARDLESS OF WHETHER SUCH LOSS OR DAMAGE WAS FORESEEABLE OR THE PARTY AGAINST WHOM SUCH LIABILITY IS CLAIMED HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE, PROVIDED, HOWEVER, THESE LIMITATIONS SHALL NOT APPLY TO EITHER PARTY’S LIABILITY, IF ANY, FOR (a) CONTRIBUTION OR INDEMNITY WITH RESPECT TO LIABILITY TO THIRD PARTIES FOR PERSONAL INJURY, DEATH, OR DAMAGE TO TANGIBLE PROPERTY AS A RESULT OF THE PARTY’S WILLFUL MISCONDUCT OR GROSS NEGLIGENCE, (b) EXCEEDING THE SCOPE OF THE LICENSE IN Section 3.3 OR , OR (c) BREACH OF 5.
13. Bankruptcy.
13.1 Bankruptcy Code. All rights and licenses granted by one party to the other party under this Agreement are and shall be deemed to be rights and licenses to “intellectual property” as such term is used in and interpreted under, Section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”).
13.2 Effect of Bankruptcy. Each party shall have the right to exercise all rights and elections under the Bankruptcy Code with respect to the Developed Intellectual Property. Without limiting the generality of the foregoing, each party acknowledges and agrees that, if it becomes subject to any bankruptcy or similar proceeding subject to the other party’s rights of election, all rights and licenses granted to the other party under this Agreement shall continue subject to the terms and conditions of this Agreement, and shall not be affected, even by the rejection of this Agreement.

13.3 Bankrupt Party’s Continuing Obligations. If a bankruptcy or similar proceeding is commenced during the Term by or against either party then, unless and until this Agreement is rejected as provided in the Bankruptcy Code, the bankrupt party (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a trustee) shall perform all of the obligations provided in this Agreement to be performed by that party. If (a) a bankruptcy case is commenced during the Term by or against a party, and (b) this Agreement is rejected as provided in the Bankruptcy Code and (c) the other party elects to retain its rights hereunder as provided in the Bankruptcy Code, then the bankrupt party, subject to the bankruptcy case (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a Title 11 trustee), shall provide to the other party within twenty (20) Business Days of the filing of the petition for bankruptcy protection copies of all Information necessary for that party to prosecute, maintain, and enjoy its ownership and license rights under the bankrupt party’s Developed Intellectual Property under the terms of this Agreement. The other party shall continue to perform its obligations under this Agreement. All rights, powers, and remedies of the non-bankrupt party provided herein are in addition to and not in substitution for any and all other rights, powers, and remedies now or hereafter existing at law or in equity (including, without limitation, the Bankruptcy Code) in the event of the commencement of a bankruptcy case.
14. Term and Termination.
14.1 Term. This Agreement shall be deemed to have commenced on the Effective Date and, unless terminated earlier in accordance with this Section 14, shall remain in force until the completion of the [Redacted] project (“Term”).
14.2 Termination for Cause.
(a) Either party may terminate this Agreement if the other party materially breaches this Agreement and (if such breach is curable) fails to cure such breach within forty (40) Business Days after being notified in writing to do so. Written notice by Medtronic of a material breach by Titan shall result in Medtronic’s future payment obligations being relieved until such breach is cured.
(b) Either party may terminate this Agreement if the other party (i) becomes insolvent or admits its inability to pay its debts generally as they become due, other than disclosures regarding Titan’s financial condition, liquidity during periods prior to entering into this Agreement and during the period of ninety (90) Business Days commencing on the date of this Agreement, and related information and risk factors set forth in Titan’s documents filed or made publicly available in accordance with applicable securities Laws, and excluding Titan’s financial position at the time of entering into this Agreement; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within twenty (20) Business Days or is not dismissed or vacated within forty (40) Business Days after filing; (iii) is dissolved or liquidated or takes any corporate action for such purpose; (iv) makes a general assignment for the benefit of creditors; or (v) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

14.3 Effect of Termination.
  (a)  Expiration or termination of this Agreement shall not relieve the parties of any obligations accruing prior to the effective date of expiration or termination. Any expiration or termination of this Agreement shall not preclude either party from pursuing all rights and remedies it may have hereunder at Law or in equity with respect to any breach of this Agreement nor prejudice either party’s right to obtain performance of any obligation. On any expiration or termination of this Agreement, each party shall, subject to this Section, immediately cease all activities concerning the [Redacted] project.
  (b) On expiration or termination of this Agreement the licenses in Section 3.3 granted under this Agreement shall automatically terminate as of the effective date of such expiration or termination.
14.4 Survival. The rights and obligations of the parties set forth in this Section 14.4 and 1 (Definitions), Section 2.4(c) (Information Availability), Section 2.5 (Regulatory Affairs), 3 (Developed Intellectual Property), Section 4 (Perpetual Licenses), 5 (Confidentiality), 7 (Mutual Representations and Warranties), Section 8 (Taxes), Section 9 (Warranty Disclaimer), 10 (Indemnification), Error! Reference source not found. (Effect of Termination), and 17 (Miscellaneous), and any right, obligation, or required performance of the parties in this Agreement which, by its express terms or nature and context is intended to survive termination or expiration of this Agreement, shall survive any such termination or expiration.
15. Determinations. Each of Titan, Medtronic and the Steering Committee shall at all times act in a commercially reasonable manner when making determinations under this Agreement.
16. Dispute Resolution.
 [Redacted]
17. Miscellaneous.
17.1 Force Majeure. Neither party shall be liable or responsible to the other party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, when and to the extent such failure or delay is caused by:
(a) acts of God;
(b) flood, fire, or explosion;

(c) war, terrorism, invasion, riot, or other civil unrest;
(d) embargoes or blockades in effect on or after the date of this Agreement;
  (e) national or regional emergency, including emergencies caused by pandemics, such as the escalation or resurgence of COVID-19; or
  (f) any passage of law or governmental order, rule, regulation, or direction, or any action taken by a governmental or public authority, including imposing an embargo, export or import restriction, quota, or other restriction or prohibition.
 (each of the foregoing, a “Force Majeure”), in each case, provided that (i) such event is outside the reasonable control of the affected party; (ii) the affected party provides prompt written notice to the other party, stating the period of time the occurrence is expected to continue; and (iii) the affected party uses diligent efforts to end the failure or delay and minimize the effects of such Force Majeure event. A party may terminate this Agreement if a Force Majeure event affecting the other party continues substantially uninterrupted for a period of six (6) months or more. Unless the party terminates this Agreement pursuant to the preceding sentence, all timelines in the [Redacted] Project Plan shall automatically be extended for a period up to the duration of the Force Majeure event.
17.2 Further Assurances. Each party shall, and shall cause their respective Affiliates and Representatives to, upon the reasonable request of the other party, promptly execute such documents and perform such acts as may be necessary to give full effect to the terms of this Agreement.
17.3 Independent Contractors. The relationship between the parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the parties, and neither party shall have authority to contract for or bind the other party in any manner whatsoever.
17.4 No Public Statements or Use of Trademarks. Titan shall not issue or release any announcement, statement, press release, or other publicity or marketing materials relating to this Agreement, or, unless expressly permitted under this Agreement, otherwise use Medtronic’s trademarks, service marks, trade names, logos, domain names, or other indicia of source, association, or sponsorship, in each case, without the prior written consent of Medtronic, which shall not be unreasonably withheld or delayed. If Titan is required to issue a public announcement under applicable Laws or the rules of a stock exchange, Titan shall provide a draft press release to Medtronic sufficiently in advance of such publication and shall not issue such release until it has reflected all reasonable comments provided by Medtronic. Titan may disclose a redacted version of this Agreement and a summary thereof in its filings with securities regulatory authorities having jurisdiction and stock exchanges on which its securities are listed and posted for trading, subject to Medtronic’s timely review and consent, which consent is not to be unreasonably withheld or delayed.

17.5 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given in accordance with this Section 17.5:
If to Medtronic:
Medtronic
60 Middletown Ave
North Haven, Connecticut 06473
Attn: General Counsel
E-Mail: [Redacted]
with copies to:
Medtronic
15 Hampshire Street
Mansfield, Massachusetts 02048
Attn: [Redacted]
E-Mail: [Redacted]

Medtronic
266 Summer Street
Boston, Massachusetts 02210
Attn: [Redacted]
E-Mail: [Redacted]

If to Titan:
Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7
Attention: David McNally, President and CEO
E-Mail: [Redacted]

with a copy to:

Attention: Jasminder Brar, Legal Counsel
E-Mail: [Redacted]

and

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower
22 Adelaide Street West
Toronto, Ontario M5H 4E3
Attention: Manoj Pundit
E-Mail: [Redacted]

Notices sent in accordance with this Section 17.5 shall be deemed effectively given: (a) when received, if delivered by hand (with written confirmation of receipt); (b) when received, if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail (in each case, with confirmation of transmission), if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.
17.6 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Sections and Schedules refer to the Sections of and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. Any Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.
17.7 [Redacted]
17.8 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
17.9 Entire Agreement. This Agreement, together with all Schedules and any other documents incorporated herein by reference, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.
17.10   Assignment. Neither party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or otherwise, without the other party’s prior written consent. For purposes of the preceding sentence, and without limiting its generality, any merger, consolidation, or reorganization involving a party (regardless of whether that party is a surviving or disappearing entity) shall be deemed to be a transfer of rights, obligations, or performance under this Agreement for which the other party’s prior written consent is required. No delegation or other transfer will relieve the other party of any of its obligations or performance under this Agreement. Any purported assignment, delegation, or transfer in violation of this is void. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective permitted successors and assigns. Notwithstanding any of the foregoing, in connection with the sale of all or substantially all of the assets of Titan or its permitted successors and assigns, or a Change of Control of Titan or its permitted successors and assigns, Titan and its permitted successors and assigns may assign and transfer all of Titan’s, or its permitted successors’ and assigns’, rights and obligations under this Agreement and the Development Intellectual Property owned solely by Titan or its permitted successors and assigns, without Medtronic’s consent.

17.11   No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever, under or by reason of this Agreement.
17.12   Amendment; Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the waiving party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.
17.13   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
17.14   Governing Law; Submission to Jurisdiction.
  (a) This Agreement and all related matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the Laws of the State of New York, United States of America.
  (b) Any disputes under this Agreement shall be subject to the exclusive jurisdiction and venue of the New York state courts and the Federal courts located in New York, and the Parties hereby consent to the personal and exclusive jurisdiction and venue of these courts.
  (c) IN THE EVENT OF ANY DISPUTE BETWEEN THE PARTIES, IN ANY COURT IN ANY JURISDICTION, THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY, AND HAVING HAD AN OPPORTUNITY TO CONSULT WITH COUNSEL, WAIVE ALL RIGHTS TO TRIAL BY JURY, AND AGREE THAT ANY AND ALL MATTERS SHALL BE DECIDED BY A JUDGE WITHOUT A JURY TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW.

17.15   Equitable Relief. In any claim for equitable relief, each party acknowledges that a breach by the other party of this Agreement may cause the non-breaching party irreparable harm, for which an award of damages would not be adequate compensation and, in the event of such a breach or threatened breach, the non-breaching party shall be entitled to seek equitable relief, including in the form of a restraining order, orders for preliminary or permanent injunction, specific performance, and any other relief that may be available from any court. These remedies shall not be deemed to be exclusive but shall be in addition to all other remedies available under this Agreement at law or in equity, subject to any express exclusions or limitations in this Agreement to the contrary.
17.16   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of electronic transmission (to which a PDF copy is attached) shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Effective Date.
Covidien LP
By_____________________ Name: Title:
Titan Medical Inc.
By_____________________ Name: Title:

SCHEDULE A
[Redacted] Project Plan
[Redacted]

Schedule A - Page 1 of 1

SCHEDULE B
Technology Transfer
[Redacted]

Schedule B - Page 1 of 1

SCHEDULE C
Licensed Developed Intellectual Property Patents/Applications

Schedule C - Page 1 of 1